UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                ULTIMISTICS, INC.
                                (Name of Issuer)

                         Common Stock, $.00001 par value
                         (Title of Class of Securities)

                                   903850 40 2
                                 (CUSIP Number)

                               Donald F. Mintmire
                              Mintmire & Associates
                               265 Sunrise Avenue
                                    Suite 204
                              Palm Beach, FL 33480
                                 (561) 832-5696
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 7, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

         If the filing person has previously filed a statement on Schedule 13G to report acquisition which is a subject of this Schedule 13D and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent (5%) or less of such class. (See Rule 13d-7.)

CUSIP NO. 903850 40 2

(1) Names of Reporting                                           Fairbanks, Inc.
    Persons.  S.S. or I.R.S.                                 IRS EIN# 65-0693481
    Identification Nos. of
    Above Persons

(2) Check the Appropriate Box                              (a)
    if a Member of a Group                                 (b) X

(3) SEC Use Only
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(4) Source of Funds                          00       (Newly issued shares of
                                                      reporting entities common
                                                      stock, par value $.0001)

(5) Check if Disclosure of                                             None.
    Legal Proceedings is
    Required Pursuant to
    tems 2(d) or 2(e)

(6) Citizenship or Place or                       Florida domiciled corporation.
    Organization

Number of Shares Beneficially
Owned by Each Reporting Person
With:
(7) Sole Voting Power                                                 21,138,507

(8) Shared Voting Power                                                      -0-

(9) Sole Dispositive Power                                            21,138,507

(10)Shared Dispositive Power                                                 -0-

(11)Aggregate Amount                                               21,138,507.74
    Beneficially Owned by
    Each Reporting Person

(12)Check if the Aggregate                                                   No.
    Amount in Row (11)
    Excludes Certain Shares

(13)Percent of Class                                                         74%
    Represented by Amount in
    Row (11)

(14)Type of Reporting Person                                                  CO

ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is common stock, par value $.00001 of the issuer. The name and address of the principal executive office of the issuer is Ultimistics, Inc., 230 Park Avenue, Suite 1000, New York, NY 10169.

ITEM 2.  IDENTITY AND BACKGROUND.

     The person filing this statement is Fairbanks, Inc., a Florida corporation. Fairbanks, Inc. principal business and principal business address is real estate management and 265 Sunrise Avenue, Suite 204, Palm Beach, FL 33480 respectively. The names, addresses and principal occupations of each executive officer and director of Fairbanks, Inc. is as follows:

1. Ira Tritt, 68 East 86th Street, New York, NY 10028, principal occupation is as a manager and investor, a U.S. citizen, and, serves as President of Fairbanks, Inc.

2. Christian Pays, 8 Allee Claude Monet, Levallois Perret, France 92300, principal occupation is as a manager and investor, a French citizen, and, serves as Secretary and Treasurer of Fairbanks, Inc.

         None of the officers and directors of Fairbanks, Inc. have been convicted in a criminal proceeding and none have been a party to a civil proceeding of a judicial or administrative body where either has been subjected to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The consideration for the acquisition of shares was 7,707,751 shares of newly issued Fairbanks, Inc., common stock, par value $.0001.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the securities of the issuer was to effectuate a change of control of the issuer. Although the reporting person does not have any definitive plans or proposals: (a) that would result in acquisition of additional securities of the issuer; (b) any extraordinary corporate transaction such as a merger, reorganization or liquidation involving the issuer; (c) any change in the present board of directors or management of the issuer; (d) any other material changes in the present capitalization or dividend policy of the issuer; (e) any other material change in the issuers business or corporate structure; (f) any change in the issuers bylaws; or, (g) any plans with respect to the listing of the issuers stock from trading, registration, or from termination of registration pursuant to section 12 of the Securities & Exchange Act of 1934, the reporting person intends to consider all of its options with respect to the foregoing. To the extent the reporting person enters into such plans this report shall be appropriately amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The aggregate number of securities acquired by Fairbanks, Inc. of the issuer is 21,138,507, and constitutes 74% of the total issued and outstanding shares of the single class of stock of the issuer. The reporting person has sole power to vote and dispose of such securities. The reporting person has not had any previous transactions in the issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         None.







                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct this 7th day of March, 1997.





                                                   ULTIMISTICS, INC.

                                             By:/s/Frederic Hassid

                                                   Frederic G. Hassid, President




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